November 9, 2005


Fax (972) 821 - 4448
Room 4561


J. Cooley Clark
Chief Executive Officer
Banctec, Inc.
2701 East Grauwyler
Irving, Texas 75061

      RE: 	Banctec, Inc.
 		Form 10-K
		Filed on April 8, 2005
 		File No. 000-09859

Dear Mr. Clark:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in our comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note A-Summary of Significant Accounting Policies

Revenue Recognition, pages 28 and 29

1. We note your response to our prior comment no. 2 with regards to your accounting for multiple-element arrangements. In future filings, revise the disclosures in your revenue recognition policy to include a discussion of the Company`s accounting for multiple-element arrangements pursuant to SOP 97-2 and EITF 00-21, as applicable.




Stock-based Compensation, pages 30 and 31

2. We note your response to our previous comment no. 4 where you indicate that the Company uses a discounted cash flow model to determine the fair value of the shares of common stock underlying your option grants. Revise your disclosures to (a) disclose whether you obtained a contemporaneous valuation performed by an unrelated valuation specialist or disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist and (b) include a discussion of the significant factors, assumptions and methodologies used in determining fair value. See the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation".

3. Please provide a sample copy of the Company`s valuation analysis for options granted in fiscal 2004.

Note C - Discontinued Operations, Restructuring, Impairment and
Change in Accounting Estimate

Change in Accounting Estimate, page 33

4. We note your response to prior comment 5 where you indicate that the Company recorded a revenue adjustment of $4.3 million in 2004 which relates to the years 2000 through 2003 and the first quarter of
2004. With respect to such information, please provide the following:
* Tell us the amount of revenue that was overstated or understated for each period affected by the adjustment. Further, tell us how you assessed materiality for each period impacted by your adjustment. Include in your discussion, not only the impact on total revenues but also include a discussion of materiality as it relates to pre-tax net income.
* We note your statement that the revenue adjustment was reflected as a change in accounting estimate. We further note that the adjustment resulted in part from service calls being estimated at the year one contract rate instead of the higher year two contract rate. Tell us your consideration of paragraph 13 of APB 20 in determining whether the use of incorrect rates was an oversight or misuse of facts that existed at the time the financial statements were prepared.
* We note your statement that the Company recognizes revenue related to Dell warranty and extended service contracts as service calls are run. Tell us your basis for recognizing revenue in this manner rather than ratably over the term of the agreement and tell us the authoritative accounting guidance you relied on.
* As previously requested, revise your Critical Accounting Policies disclosures to include a more detailed discussion of the estimates and assumptions used in accounting for these service arrangements. Discuss the factors used to arrive at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

Item 9A. Controls and Procedures, page 46

5. We note your response to prior comment 7 where you indicate that subsequent to the fiscal 2002 audit, three new reportable conditions were reported to management. Tell us whether these reportable conditions rise to the level of material weaknesses in controls and procedures. Further tell us why these reportable conditions where not disclosed under Item 9A.

6. We note your response to prior comment 10. Your disclosures in the Company`s June 30, 2005 Form 10-Q continue to indicate that the
"Company`s disclosure controls and procedures are effective in making known to them material information relating to the Company (including its consolidated subsidiaries) required to be included in this report". Your disclosures are significantly more limited than what is called for under Rule13a-15(e) of the Exchange The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure."
Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.





	You may contact David Edgar, Staff Accountant, at (202)-551-
3459
or the undersigned at (202) 551-3730 if you have any questions regarding comments on the financial statements and related matters.

						Sincerely,


						Kathleen Collins
						Accounting Branch Chief


J. Cooley Clark
Banctec, Inc.
November 9, 2005
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